SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 01 August 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: Sasol Limited Audited Group Results and Declaration of Dividend 52
of Sasol Limited for the year ended 30 June 2005



sasol limited audited group results

and declaration of dividend number 52 of Sasol Limited for the year ended 30 June 2005








- *Record headline earnings*

- *Most businesses achieve commendable improvements*

- *Total dividend increased by 20% to R5,40 per share*

- *Gearing improves to 38%. Capital expenditure of R13,2 billion, with nearly R10 billion (75%) invested in South Africa*

- *Contribution to economic wealth of South Africa increases by 22% to R21,5 billion*

- *Sasol's international credit rating upgraded*



2005

turnover



2004

2004	2005		2005	2004
Turnover			Operating profit	
R million		Business unit (before capital items)	R million	
1 083	1 471	● Mining	1 224	1 177
1 329	820	● Synfuels	7 670	5 515
18 554	23 525	● Liquid Fuels Business	1 963	1 429
1 389	1 408	● Gas	932	387
7	—	● Synfuels International	(232)	(138)
17 133	18 040	● Olefins and Surfactants	562	(46)
6 576	7 199	● Polymers	1 496	971
5 956	8 063	● Solvents	1 625	135
8 124	8 713	● Other	541	(89)
60 151	69 239		15 781	9 341
		Effect of capital items	(1 275)	(27)
			14 506	9 314

2004	2005		2005	2004
Turnover			Operating profit	
R million		Geographic analysis	R million	
28 954	35 395	South Africa	12 236	8 505
3 062	2 553	Rest of Africa	536	204
15 632	17 145	Europe	1 486	591
3 509	3 840	Middle East, India, Far East	389	277
7 060	8 149	North America	(221)	(303)
723	760	South America	(5)	4
1 211	1 397	Southeast Asia	85	36
60 151	69 239		14 506	9 314



2005

operating profit



2004



Turnover (R billion)



Operating profit (R billion)



Attributable earnings and dividend per share (cents)

● Attributable earnings per share
● Dividend per share



Gearing (%)

record headline earnings

Attributable earnings increased by 61% from R5,9 billion to R9,6 billion. Headline earnings per share increased by 87% to R17,49. In US dollar terms, headline earnings per share of US$2,82 represent a 107% increase.

higher oil prices – stronger rand

Operating profit increased by R5,2 billion (56%) to R14,5 billion. Higher average international oil prices (dated Brent US$46,17/b versus US$31,30/b in 2004) boosted operating profit by about R2,5 billion. This benefit was partly offset by the adverse impact of the stronger rand during the year (average rate R6,21 : US$1,00 versus R6,88 : US$1,00 in 2004), which reduced operating profit by approximately R2,7 billion. Translation effects at year-end were, however, slightly positive compared to the significant adverse effects at 30 June 2004, resulting in a positive turnaround of R1,1 billion. The net adverse currency effect on operating profit amounted, therefore, to R1,6 billion, representing a 64% reduction of the benefit derived from higher oil prices.

The net adverse impact of currency effects manifested themselves across all of Sasol's businesses. The benefit of higher oil prices were, however, only realised in the energy and fuel-related businesses with adverse effects being experienced in the chemical businesses because of higher oil-derivative feedstock costs.

Our energy and fuel-related businesses achieved a 42% increase in operating profit.

After a few years of being depressed, international chemical prices and margins improved substantially. Together with the benefits of productivity improvements and selling or closing non-core or poor performing businesses, this resulted in the operating profit of our chemical businesses increasing significantly (130%), despite higher feedstock costs and capital write-offs relating mainly to impairments.

The effect of capital write-offs amounted to R1,3 billion (pre-tax), most of which arose in the chemical businesses. Significant impairments were made in Sasol Solvents and Sasol Olefins and Surfactants and related primarily to the n-butanol plant at Sasolburg and the linear alkyl benzene (LAB) plant in the USA. In the case of the n-butanol plant, this write-off is a consequence of the investment having been made in previous years, when the weaker rand negatively impacted capital costs, and its revenue streams are now based on a much stronger rand than originally envisaged.

Operating profit was increased by R1,3 billion as a result of changes in International Financial Reporting Standards (IFRS) relating to depreciation and goodwill. During the year, the expected remaining useful lives of our assets were reviewed and – as a consequence – depreciation was reduced by R1,5 billion. This amount was reduced by R0,2 billion because of the change in the accounting treatment of goodwill whereby goodwill is no longer amortised over the remaining life of the asset to which it is related, but is subject to an annual impairment test.

The decrease in the South African company tax rate from 30% to 29% resulted in a reduction of the tax charge of approximately R0,3 billion.

Capital expenditure amounted to R13,2 billion. Major projects advanced included the fuel quality enhancement and polymer expansion project (Project Turbo) in South Africa, the Oryx gas-to-liquids (GTL) venture in Qatar and the Arya Sasol Polymers project in Iran.

Gearing (net debt as a percentage of shareholders' equity) reduced from 41% at 30 June 2004 to 38% and was well within our targeted range of 30% to 50%. Moody's assigned Sasol Aa3.za long-term and prime-1.za short-term South African national scale credit ratings. Standard & Poor's also upgraded Sasol's credit rating to BBB+ during the year.

The total dividend declared of R5,40 represents a 20% increase compared to the previous year. The dividend cover of 2,9 is suitably within our target range of 2,5 to 3,5 times.

sasol mining

The operating profit of Sasol Mining of R1 247 million was 4% better than the previous year despite sales volumes being 9% lower because of the closure of the coal-fired gasifiers at Sasolburg following the introduction of natural gas from Mozambique.

sasol synfuels

Primarily because of higher oil prices, net of the oil hedge which expired at the end of May 2005, Sasol Synfuels achieved an increase in operating profit of 37% to R7 560 million. Production volumes decreased slightly (3%) because of the adverse impact of unplanned shutdowns, which was partly offset by the benefit of introducing natural gas to improve plant operational stability.

sasol liquid fuels business

Higher refinery margins resulted in our liquid fuels business increasing operating profit by 33% to R1 900 million. Sales volumes transacted through Sasol and Exel retail fuel outlets exceeded expectations and market share objectives were met.

The proposed merging of our liquid fuels business with Engen was conditionally recommended during the year by the South African Competition Commission to the Competition Tribunal. The envisaged formation of the merged entity (Uhambo Oil) will be considered at the Competition Tribunal during October 2005. The announcement of our significant equity empowerment transaction in this business is imminent.

sasol gas

Primarily driven by higher sales of natural gas both to external customers and Sasol businesses, operating profit increased by 141% to R932 million. Post-commissioning problems were experienced with the newly-installed auto thermal reformers in Sasolburg resulting in supply problems which have since been resolved.

sasol synfuels international

This business hosts the growth ambitions of the group relating to GTL and coal-to-liquid ventures. Its costs are associated with advancing the Qatar and Nigeria GTL projects and evaluating others in accordance with our strategic objective to build these global businesses. Costs rose to R199 million in the year as a direct consequence of increased activity in this respect, net of receipts of R33 million.

sasol olefins and surfactants

The operating loss of Sasol Olefins and Surfactants of R221 million includes capital write-offs of R783 million which arose mainly because of impairments. The significant assets impaired include the LAB plant in the USA and the zeolite plant in Italy. Sunk costs associated with the proposed octene-3 plant in South Africa have also been impaired.

Excluding these capital write-offs, the operating profit of R562 million also includes a net benefit of R374 million from accounting standard changes, resulting in an operating profit of R188 million which compares with an operating loss incurred in the previous year of R46 million.

While significantly higher oil-derivative feedstock costs were recovered through higher selling prices, the comparable improvement in operating performance materialised mainly because of continuing successes in cost reductions and productivity improvements.

sasol polymers

Higher international polymer prices and margins, together with ongoing benefits arising from productivity improvements, offset much higher oil-derivative feedstock costs. Sasol Polymers achieved a pleasing 44% improvement in operating profit to R1 484 million.

sasol solvents

Various plant outages experienced throughout the industry and strong international demand resulted in global supply shortfalls which caused unprecedented high solvent selling prices and margins. As a result, and aided by the benefits of stringent cost management, Sasol Solvents increased operating profit from R117 million to R1 243 million after taking into account the impairment of n-butanol.

other businesses

Sasol Wax experienced a slight reduction in operating profit to R212 million because of not being able to recover higher oil-derivative feedstock costs through higher selling prices, primarily in Europe because of intense competition from Chinese producers.

Sasol Nitro had an excellent year with its operating profit increasing more than twelve-fold to over R400 million, mainly because of improved margins and higher volumes in both the fertilizers and explosives businesses and non-recurring capital items in the previous year.

Sasol Petroleum International benefited from the contribution of increased gas production in Mozambique and its oil revenues from off-shore West Africa. It achieved an operating profit of R281 million. This is the first year this fledgling business has been profitable. This performance augers well for the future.

profit outlook

International oil and commodity chemical markets and prices are unstable and so forecasting these with confidence is not possible. Nevertheless, assuming no major disruptions in world currency and energy markets, we anticipate satisfactory growth in earnings in the year ahead.

basis of preparation and accounting policies

The condensed consolidated financial statements for the year ended 30 June 2005 have been prepared in compliance with the Listings Requirements of the JSE Limited, IFRS and the South African Companies Act, 1973, as amended.

The accounting policies applied in the presentation of the condensed consolidated financial statements are consistent with those applied for the year ended 30 June 2004 except for the accounting treatment of goodwill and property, plant and equipment which have been amended following the adoption of IFRS 3 Business Combinations and IAS 16 Property, Plant and Equipment. The result of these changes is that goodwill is no longer amortised, negative goodwill at 30 June 2004 is written off against accumulated earnings and the useful lives of property, plant and equipment have been reassessed resulting in an increase in operating profit of R1,3 billion and a related increase in earnings per share of 139 cents.

These condensed consolidated financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value.

The principal reporting currency of the Sasol group is rand. This currency reflects the economic substance of the underlying events and circumstances of the group.

related party transactions

The group, in the ordinary course of business, enters into various sale and purchase transactions on an arm's length basis at market rates with related parties.

significant acquisitions and disposals of businesses

Subsidiaries

On 9 November 2004, Sasol Oil (Pty) Limited invested in Namibian Liquid Fuel (Pty) Limited (NLF). The main purpose of NLF is to supply various petroleum products into the Namibian market. In terms of the agreement entered into between the shareholders of NLF, for the 2005 financial year, Sasol effectively controlled this entity and was entitled to 90% of the income from this business. NLF has accordingly been consolidated as a subsidiary for the 2005 financial year.

On 24 December 2004, the group sold its investments in two South African captive insurance companies for R17 million, which was equal to their carrying value.

On 1 March 2005, Sasol Wax International AG underwent a restructuring. The result of the restructuring was the disposal of its investment in Euro Schumann Sasol Wax GmbH, the acquisition of 100% of the investment in Sasol Wax Danmark APS and an acquisition of a direct 31,25% interest in Paramelt RMC BV. Significant influence in this entity has been retained. This was a non-cash, share-for-share exchange transaction. Paramelt is reflected in the 2005 results as an equity accounted associate and Sasol Wax Danmark is consolidated as a subsidiary.

Joint venture

On 24 September 2004, the group disposed of its investment in Sasol Southwest Energy LLC for R20 million. Following an impairment charge in the prior year, the final disposal of the investment realised a profit of R28 million.

Associate

During the year, the group reclassified its investment in FFS Refiners (Pty) Limited from an investment in associate to an investment held-for-sale as it is anticipated that the disposal of this entity will be completed within the next year.

post-balance sheet date events

In May 2005, the Competition Commission conditionally recommended the approval of the proposed joint venture between Sasol Limited and Petroliam Nasional Berhad of their respective liquid fuels businesses, Sasol Oil (Pty) Limited and Engen Limited, to be called Uhambo Oil Limited, to the Competition Tribunal. Public hearings are scheduled for October 2005 whereafter the Competition Tribunal will give its ruling.

On 1 July 2005, a 25% interest in the Republic of Mozambique Pipeline Investments Company (Pty) Limited was sold to iGas (Pty) Limited (owned by the South African Government) for R609 million realising a profit of R189 million.

On 1 August 2005, Sasol announced that it is considering the divestment from its Olefins and Surfactants business including its Safol plant but excluding its co-monomers activities in South Africa. The potential divestment is subject to an acceptable selling price being attained.

principal foreign currency conversion rates

One unit of foreign currency equals:	30 June 2005	30 June 2004
Rand/US$ (closing – at end of year)	6,67	6,62
Rand/US$ (average – for the year)	6,21	6,88
Rand/euro (closing – at end of year)	8,07	7,57
Rand/euro (average – for the year)	7,89	8,19

independent audit by KPMG Inc

The group's condensed consolidated financial statements have been derived from the audited consolidated financial statements at 30 June 2005 and for the year then ended. Our auditors, KPMG Inc, have audited the consolidated financial statements in accordance with International Standards on Auditing. A copy of their unqualified audit report is available for inspection at the registered office of Sasol Limited.

declaration of dividend number 52

The directors of Sasol Limited have declared a final dividend of 310 cents per share (2004: 235 cents per share) for the year ended 30 June 2005. The dividend has been declared in the currency of the Republic of South Africa. The salient dates are:

Last day for trading to qualify for and participate in the dividend (cum dividend)	Friday, 7 October 2005
Trading ex dividend commences	Monday, 10 October 2005
Record date	Friday, 14 October 2005
Dividend payment date (electronic and certificated register)	Monday, 17 October 2005

On 17 October 2005, dividends due to certificated shareholders on the South African Registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Shareholders who have dematerialised their share certificates will have their accounts at their Central Securities Depository Participant or Broker credited on Monday, 17 October 2005. Share certificates may not be dematerialised or rematerialised between Monday, 10 October 2005 and Friday, 14 October 2005, both days inclusive.

On behalf of the board

P du P Kruger
Chairman
Sasol Limited

L P A Davies
Chief executive

T S Munday
Deputy chief executive &
chief financial officer

12 September 2005

Sasol expresses regret relating to the tragic incidents experienced during the past financial year. We again extend our sincere condolences to all those affected and assure every stakeholder of our unequivocal commitment to a zero-harm working environment.

Forward-looking statements: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 29 October 2004 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. The financial statements are presented on a condensed consolidated basis.

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196, P.O. Box 5486, Johannesburg 2000

Share registrars: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001
P.O. Box 61051, Marshalltown 2107, South Africa. Tel: +27 11 370 7700. Fax: +27 11 370 5271/2

Directors (non-executive): P du P Kruger (Chairman), P V Cox (Deputy chairman), E le R Bradley, W A M Clewlow, B P Connellan, M S V Gantsho, A Jain (Indian), I N Mkhize, S Montsi, J E Schrempp (German), C B Strauss

(Executive): L P A Davies (Chief executive), T S Munday (Deputy chief executive and chief financial officer)

Company secretary: N L Joubert

Company registration number: 1979/003231/06 , Incorporated in the Republic of South Africa

	JSE	NYSE
Share code:	SOL	SSL
ISIN code:	ZAE000006896	US8038663006

American depositary receipt (ADR) program: Cusip number 803866300 ADR to ordinary share 1:1

Depositary: The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A.

website:www.sasol.com
e-mail:investor.relations@sasol.com

balance sheet

at 30 June

	2005 Rm	2004 Rm
ASSETS		
Property, plant and equipment	56 550	46 858
Goodwill (net of negative goodwill in 2004)	509	92
Intangible assets	1 900	2 236
Post-retirement benefit assets	300	239
Deferred tax assets	409	306
Other long-term assets	2 212	1 877
Non-current assets	61 880	51 608
Investments held-for-sale	41	—
Inventories	9 995	8 292
Trade and other receivables	12 384	10 971
Short-term financial assets	178	25
Restricted cash	1 002	527
Cash	2 509	2 063
Current assets	26 109	21 878
TOTAL ASSETS	87 989	73 486
EQUITY AND LIABILITIES		
Shareholders' equity	43 530	35 027
Minority interest	256	373
Long-term debt	12 951	9 110
Long-term provisions	2 954	2 362
Post-retirement benefit obligations	2 970	2 724
Long-term deferred income	763	237
Deferred tax liability	6 286	5 768
Non-current liabilities	25 924	20 201
Short-term debt	3 300	3 265
Short-term financial liabilities	792	1 205
Other current liabilities	11 572	9 302
Bank overdraft (including overnight borrowings)	2 615	4 113
Current liabilities	18 279	17 885
TOTAL EQUITY AND LIABILITIES	87 989	73 486

income statement

for the year ended 30 June

	2005 Rm	2004 Rm
Turnover	**69 239**	60 151
Cost of sales and services rendered	**(42 267)**	(38 794)
Gross profit	**26 972**	21 357
Non-trading income	**417**	343
Marketing and distribution expenditure	**(5 097)**	(4 920)
Administrative expenditure	**(4 075)**	(3 744)
Other operating expenditure	**(3 802)**	(2 687)
Translation gains/(losses)	**91**	(1 035)
Operating profit	**14 506**	9 314
Dividends and interest received	**149**	190
Income from associates	**184**	117
Borrowing costs (net of amounts capitalised)	**(587)**	(439)
Net income before tax	**14 252**	9 182
Taxation	**(4 568)**	(3 175)
Earnings	**9 684**	6 007
Attributable to		
Shareholders	**9 573**	5 940
Minority interests in subsidiaries	**111**	67
	9 684	6 007
Basic earnings per share (cents)		
– attributable earnings basis	**1 560**	974
– headline earnings basis	**1 749**	934
Diluted earnings per share (cents)[1]		
– attributable earnings basis	**1 533**	964
– headline earnings basis	**1 719**	925
Dividends per share (cents)		
– interim	**230**	215
– final	**310[2]**	235
	540	450

[1] Taking the Sasol Share Incentive Scheme into account.
[2] Declared subsequent to 30 June 2005 and has been presented for information purposes only. No provision regarding this final dividend has been recognised.

changes in equity statement (condensed)

for the year ended 30 June

	2005 Rm	2004 Rm
Opening balance	**35 027**	33 518
Negative goodwill written off	610	—
Shares issued	311	109
Shares repurchased	—	(33)
Attributable earnings	9 573	5 940
Dividends paid	(2 856)	(2 745)
Increase/(decrease) in foreign currency translation reserve	313	(1 217)
Increase/(decrease) in cash flow hedge accounting reserve	552	(545)
Closing balance	**43 530**	35 027
Comprising		
Share capital	3 203	2 892
Share repurchase programme	(3 647)	(3 647)
Accumulated earnings	45 643	38 236
Foreign currency translation reserve	(1 336)	(1 569)
Investment fair value reserve	2	2
Cash flow hedge accounting reserve	(335)	(887)
Shareholders' equity	**43 530**	35 027

cash flow statement (condensed)

for the year ended 30 June

	2005 Rm	2004 Rm
Cash receipts from customers	68 263	59 952
Cash paid to suppliers and employees	(49 451)	(44 801)
Cash generated by operating activities	18 812	15 151
Investment income	169	230
Borrowing costs paid	(1 523)	(1 384)
Dividends paid	(2 856)	(2 745)
Tax paid	(3 753)	(3 963)
Cash available from operating activities	10 849	7 289
Additions to property, plant and equipment*	(12 414)	(10 888)
Acquisition of businesses	—	(555)
Cash acquired on acquisition of businesses	—	163
Disposal of businesses	36	283
Cash disposed of on disposal of businesses	(94)	(2)
Other net cash flows from investing activities	245	(29)
Cash utilised in investing activities	(12 227)	(11 028)
Share capital issued	311	109
Share repurchase programme	—	(33)
Dividends paid to minority shareholders	(64)	(37)
Contributions from minority shareholders	—	75
Increase in long-term debt	4 165	4 386
Decrease in short-term debt	(440)	(2 616)
Cash effect of financing activities	3 972	1 884
Effect of translation on cash of foreign entities	(175)	(251)
Increase/(decrease) in cash and cash equivalents	2 419	(2 106)
Cash and cash equivalents at beginning of year	(1 523)	583
Cash and cash equivalents at end of year	896	(1 523)
Comprising		
Restricted cash	1 002	527
Cash	2 509	2 063
Bank overdraft	(2 615)	(4 113)
	896	(1 523)

*After taking the effect of cash flow hedge accounting on foreign exchange contracts (R0,6 billion) into account.

value added statement

for the year ended 30 June

	2005 Rm	2004 Rm
Turnover	**69 239**	60 151
Purchased materials and services	**(42 079)**	(37 085)
Value added	**27 160**	23 066
Investment income	**333**	307
Wealth created	**27 493**	23 373
South Africa	**21 474**	17 664
Rest of world	**6 019**	5 709
Wealth created	**27 493**	23 373
Employees	**8 645**	8 731
Providers of equity capital	**2 967**	2 812
Providers of loan capital	**587**	439
Government	**4 326**	3 421
Reinvested in the group	**10 968**	7 970
Wealth distribution	**27 493**	23 373

salient features

		2005	2004
Selected ratios			
Return on equity	%	24,4	17,3
Return on total assets	%	18,4	13,4
Operating margin	%	21,0	15,5
Borrowing cost cover	times	9,7	7,0
Dividend cover	times	2,9	2,2
Share statistics			
Total shares in issue	million	676,9	671,3
Treasury shares (share repurchase programme)	million	60,1	60,1
Weighted average number of shares	million	613,8	610,0
Diluted weighted average number of shares	million	624,4	616,2
Share price (closing)	rand	180,80	96,10
Market capitalisation	Rm	122 379	64 509
Net asset value per share	rand	70,58	57,31
Other financial information			
Total debt (including bank overdraft)			
– interest bearing	Rm	18 865	16 448
– non-interest bearing	Rm	1	40
Borrowing costs capitalised	Rm	1 116	1 105
Capital commitments	Rm	19 169	24 780
– authorised and contracted	Rm	26 679	18 216
– authorised, not yet contracted	Rm	7 740	14 397
– less expenditure to date	Rm	(15 250)	(7 833)
Guarantees and contingent liabilities			
– total amount	Rm	33 122	25 835
– liability included on balance sheet	Rm	11 230	9 759
Significant items in operating profit			
– employee costs	Rm	8 645	8 731
– depreciation of property, plant and equipment	Rm	3 591	4 723
– operating lease charges	Rm	462	350
Directors' remuneration	Rm	26	22
Share options granted to directors – cumulative	'000	1 205	1 451
Effective tax rate	%	32,1	34,6
Employees	number	30 004	30 910
Average crude oil price – dated Brent	US$/barrel	46,17	31,30
Average rand/US$ exchange rate	1US$ = rand	6,21	6,88
Reconciliation of headline earnings		**Rm**	**Rm**
Attributable earnings		9 573	5 940
Effect of capital items		1 275	27
– impairment of assets		1 078	342
– profit on disposal of assets		(60)	(341)
– scrapping of property, plant and equipment		290	26
– profit on sale of participation rights in GTL project		(33)	—
Amortisation of goodwill		—	21
Amortisation of negative goodwill		—	(225)
Tax effect on reconciling items		(235)	(65)
Deferred tax asset written off		122	—
Headline earnings		10 735	5 698
Capital items included in operating profit		**Rm**	**Rm**
Mining		(23)	(17)
Synfuels		110	3
Liquid Fuels Business		63	—
Synfuels International		(33)	—
Olefins and Surfactants		783	21
Polymers		12	(59)
Solvents		382	18
Other		(19)	61
		1 275	27

The reader is referred to the definitions contained in the 2004 Sasol Limited annual financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 12 September 2005

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary